Mail Stop 3561

July 31, 2008

Matthew E. Rubel, President
Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

   RE: **Collective Brands, Inc.**
     Form 10-K for Fiscal Year Ended February 2, 2008
     Filed April 1, 2008
     Definitive Proxy
     Filed April 16, 2008
     File No. 1-14770

Dear Mr. Rubel:

  We have reviewed your filing and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

We note that you benchmark to the HayGroup Retail Compensation Survey as well as the Compensation Comparison Group. In future filings, please identify the companies that make up this survey, or, to the extent the names of the companies are not known by the compensation committee, provide clear disclosure.

Closing Comments

  As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.   Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax
(785)368-6181